UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      ------------------------------------

                              THE NORTH FACE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)

                                    65931710
                                 (CUSIP Number)

                      ------------------------------------

                                JAMES G. FIFIELD
                              THE NORTH FACE, INC.
                               2013 FARALLON DRIVE
                              SAN LEANDRO, CA 94577
                            TEL. NO.: (510) 618-2848
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                      ------------------------------------

                                  MAY 13, 1998
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 65931710                                             Page 2 of 6 Pages
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1         Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

          James G. Fifield

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          PF, SC

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]


6         Citizenship or Place of Organization

          U.S.A.

                                7         Sole Voting Power

           NUMBER OF                      718,394
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          718,394

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          718,394

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]


13        Percent of Class Represented by Amount in Row (11)

          5.9%

14        Type of Reporting Person (See Instructions)

          IN

CUSIP No. 65931710                                             Page 3 of 6 Pages
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Item 1.  Security and Issuer.

         This Schedule relates to shares of Common Stock, par value $.0025 per share (the "Common Stock"), of The North Face, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2013 Farallon Drive, San Leandro, California 94577.

Item 2.  Identity and Background.

         (a), (b) The names and address of the person filing this Schedule (the "Reporting Party") is:

                                James G. Fifield
                                The North Face, Inc.
                                2013 Farallon Drive
                                San Leandro, CA 94572

         (c) The Reporting Party is the Chief Executive Officer and President and a director of the Company.

         (d), (e) The Reporting Party has not, during the last five years, been
(i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Party is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 13, 1998 the reporting Party purchased 665,060 shares (the "Purchase Shares") of common Stock from the Company. The aggregate purchase price for such shares was $14,049,392.50 of which $7,500,000 was paid with personal funds and $ 6,549,392.50 was paid in the form of a thirty-day full recourse promissory note. The note is secured by the pledge of 310,030 of the Purchased Shares pursuant to a Pledge Agreement between the Reporting Party and the Company (the "Pledge Agreement").

         The Reporting Person had previously (i) purchased 45,000 shares of Common Stock using personal funds and (ii) been granted an option to purchase a total of 25,000 shares of Common Stock (the "1996 Option") which is exercisable with respect to 8,334 shares of Common Stock as of May 13, 1998. The 1996 Option becomes exercisable with respect to one half the remaining shares on each of September 11, 1998 and September 11, 1999. The 1996 Option was issued under the Company's 1996 Stock Option Plan for Non-Employee Directors.

CUSIP No. 65931710                                             Page 4 of 6 Pages
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Item 4.  Purpose of Transaction.

         The Purchased Shares were purchased by the Reporting party for investment in connection with the Reporting Party entering into an Employment Agreement (the "Employment Agreement") with the Company. The Employment Agreement provides, among other things, that the Reporting Party will be employed by the Company as its Chief Executive Officer and President and as the Chairman of the Board of the Company upon the resignation of the Company's current Chairman no later than April 30, 1999. The Employment Agreement also provides that the Company will nominate the Reporting Party for election as a director of the Company for so long as he is employed by the Company. Pursuant to the Employment Agreement, the company granted the Reporting Person an option to purchase 900,000 shares of Common Stock (the "1998 Option") under the Company's 1998 Non-Statutory Option Plan. The option vests with respect to 60,000 shares on each of the first five anniversaries of May 18, 1998. The option vests with respect to the remaining 600,000 shares on May 18, 2003 subject to acceleration based on the financial performance of the Company, the termination of the Reporting Party's employment without "cause" or the Reporting Party's resignation for "good reason" (each as defined in the Employment Agreement). Vesting of the 1998 Option is accelerated upon a "change of control" of the Company (as defined in the Employment Agreement). The Employment Agreement provides that the Company will file a registration statement under the Securities Act of 1933 covering the Purchased Shares and the shares of Common Stock issuable upon exercise of the 1998 Option no later than 90 days after May 18, 1998.

         Except for the Employment Agreement, the Reporting Party has no intention, plan or proposal with respect to:

         1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board;

         5. Any material change in the present capitalization or dividend policy of the issuer;

         6. Any other material change in the issuer's business or corporate structure;

         7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 65931710                                             Page 5 of 6 Pages
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         9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         10. Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         To the Reporting Party's knowledge, the aggregate number of shares of Common Stock outstanding as of the date hereof is 12,208,819, including the Purchase Shares.

         (a), (b) As of the close of business on the date hereof, Reporting Party beneficially owned and had the sole power to vote and dispose of 718,394 shares of Common Stock, representing 5.9% of the Common Stock outstanding.

         (c) Except as set forth above, the Reporting Party has not effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) Except as set forth above and pursuant to customary default provisions contained in the Pledge Agreement, to the knowledge of the Reporting Party, no person other than the Reporting Party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock identified in Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in
Item 2 and any person with respect to any security of the Company.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1. Sections 4(c) and 4(d) of the Employment Agreement, dated as of May 13, 1998, between the Reporting Party and the Company relating to the purchase of the Purchased Shares.

         Exhibit 2. Stock Pledge Agreement, dated as of May 13, 1998, between the Reporting Party and the Company.

         Exhibit 3. Promissory Note, dated May 13, 1998, by the Reporting Party in favor of the Company.

CUSIP No. 65931710                                             Page 6 of 6 Pages
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                                    Signature

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 22, 1998


                                        /s/ James G. Fifield
                                        --------------------
                                        James G. Fifield